SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 7)

Oplink Communications, Inc.

(Name of Subject Company)

Oplink Communications, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68375Q403

(CUSIP Number of Class of Securities)

Stephen M. Welles

Senior Vice President and General Counsel

46335 Landing Parkway

Fremont, CA 94538

(510) 933-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Scott A. Anthony, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

333 Twin Dolphin Drive

Suite 700

Redwood Shores, CA 94065-1418

(650) 632-4700

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Oplink Communications, Inc., a Delaware corporation (“Oplink”), initially filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on December 3, 2014, Amendment No. 2 filed with the SEC on December 5, 2014, Amendment No. 3 filed with the SEC on December 8, 2014, Amendment No. 4 filed with the SEC on December 10, 2014, Amendment No. 5 filed on December 12, 2014, Amendment No. 6 filed on December 15, 2014 and this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Koch Optics, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (the “Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred share purchase rights (collectively, the “Shares”), of Oplink, at a purchase price of $24.25 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2014, and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 and incorporated by reference as Exhibits (a)(1) and (a)(2) thereto, and are incorporated herein by reference.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(16)	Text of E-mail to Oplink employees, dated December 17, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oplink Communications, Inc.

	By:	/s/ Stephen M. Welles
		Name:	Stephen M. Welles
		Title:	Senior Vice President and General Counsel

Dated: December 17, 2014